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                                                             EXHIBIT  99.B9(c)


                      OMNIBUS ACCOUNT SERVICES AGREEMENT


     AGREEMENT entered into as of 8/31/96 by and between Kemper Service Company, a Delaware corporation, with its principal place of business in Chicago, Illinois ("KSvC"), and Dominion Institutional Services Inc., a Texas corporation, with its principal place of business in Dallas, Texas ("the Firm").

     As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the context:

     Client-shareholders shall mean those clients of the Firm who maintain an interest in an omnibus account with the Fund registered in the nominee name of the Firm and who receive services from the Firm under this Agreement.

     Fund shall mean the registered investment company or companies described in the exhibit or exhibits attached hereto. This Agreement shall apply separately to each Fund described in the exhibits hereto.

     Prospectus shall mean the prospectus and statement of additional information of the Fund as in effect from time to time.

     In consideration of the mutual covenants herein contained, the parties agree as follows:

     1. The Firm agrees to perform certain services for the Client-shareholders as more particularly set forth below. The Firm represents and warrants that it has and will continue at all times material hereto to have the necessary facilities, equipment and personnel to perform its services hereunder in a businesslike and competent manner. The Firm further represents and warrants that it provided complete and accurate information to those who, on behalf of KSvC and the Fund, reviewed the Firm's procedures, facilities and equipment prior to the execution of this Agreement.

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     2.  The Firm represents and warrants that all Client-shareholders are aware of and have agreed to the arrangements provided for in this Agreement, including the effect of this Agreement on the availability of services to the Client-shareholders. The Firm further represents and warrants that all Client-shareholders are aware of and have agreed that they are transacting business with the Firm and not the Fund, and that they will look only to the Firm and not the Fund for resolution of problems or discrepancies in their accounts.

     3. The Firm agrees that it will establish with the Fund one or more omnibus accounts registered in the Firm's nominee name for Client-shareholders in the Fund, and will perform various services for the Client-shareholders in those accounts, including without limitation: maintaining records of Client-shareholders' transactions; mailing periodic reports, Prospectuses and other Fund communications to Client-shareholders; withholding taxes on non-resident alien accounts; disbursing income dividends and capital gains distributions; reinvesting dividends and distributions; preparing and delivering to Client-shareholders, and state and federal authorities, including the United States Internal Revenue Service and the Securities and Exchange Commission, such information respecting dividends and distributions paid by the Fund to the Firm for its Client-shareholders as may be required by law, rule or regulation; withholding on dividends and distributions as my be required by state or Federal authorities from time to time; making disbursements to withdrawal plan holders; and handling and confirming Client-shareholder transactions. The Firm agrees that it will perform its duties and services under this Agreement in accordance with the Fund's Prospectus.

     4. KSvC will have the sole authority and responsibility under this Agreement for countersigning securities of the Fund, monitoring the issuance of securities of the Fund with a view to preventing unauthorized issuance, registering the transfer of securities of the Fund, exchanging or converting securities of the Fund, or transferring record ownership of securities of the Fund by bookkeeping entry without physical issuance of securities certificates of the Fund. While the Firm will provide the services to its
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Client-shareholders as described in this Agreement, the Firm will not engage in countersigning securities of the Fund, monitoring the issuance of securities of the Fund with a view to preventing unauthorized issuance, registering the transfer of securities of the Fund, exchanging or converting securities of the Fund, or transferring record ownership of securities of the Fund by bookkeeping entry without physical issuance of securities certificates of the Fund.

         5. The Firm shall maintain all historical Client-shareholder records in a form that is either compatible with KSvC's system or readily convertible to KSvC's system and consistent with the requirements of all applicable laws, rules and regulations. Upon the request of the Fund or KSvC, the Firm shall provide copies of all the historical records relating to Client-shareholder transactions, written communications regarding the Fund to or from such Client-shareholders, and other materials. The Firm shall make available on a regular basis to KSvC records or communications necessary to determine the number of Client-shareholders in each Firm omnibus account. On a daily basis the Firm shall reconcile the Firm's account balances with the official omnibus records of KSvC. Periodically, the Firm shall provide to KSvC a detailed report of Client-shareholder purchases of shares of the Fund by state, for state Blue Sky law reporting purposes. The Firm, at its expense, will instruct its auditors to perform an annual review in accordance with Statement on Auditing Standards No. 30 of its practices, procedures and controls made pursuant to this Agreement. Copies of such report shall be given to KSvC. If, at any time, KSvC determines that the Firm's practices, procedures or controls are inadequate, written notice of such inadequacy shall be given to the Firm, and the Firm shall have 15 days plus any additional time which KSvC may provide to correct its practices, procedures or controls. In the event such practices, procedures or controls are not adequately corrected by the Firm, KSvC shall have the right to immediately terminate this Agreement. Nothing in this Agreement shall impose upon KSvC the obligation to review the Firm's practices, procedures and controls.





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         6.  The official records of transactions of the Firm's omnibus accounts and the number of shares in such omnibus accounts shall be as determined by KSvC. The Firm shall be solely responsible and liable for any discrepancies between its records and the records of KSvC and for the maintenance of all records regarding the Client-shareholders, the Client-shareholders' transactions, and the Client-shareholders' interest in the omnibus accounts.

         7. The Firm is solely responsible for any reconciliation of the Firm's accounts with KSvC records of the Firm's omnibus account. If any such reconciliation indicates any unexplained reconciling item or items, KSvC agrees to assist the Firm in resolving any discrepancies.

         8. KSvC will make the proxy solicitations of Client-shareholders. Although the Firm will not bear the cost incurred by KSvC in making such proxy solicitations, the Firm agrees that it will prepare at its own expense adequate computer tapes compatible with KSvC's computer equipment and software so that KSvC may make proper proxy solicitations of Client-shareholders. The tapes will be in a format acceptable to KSvC and will contain Client-shareholder registration information, mailing information, and the number of shares in which the Client-shareholder has an interest on the record date. Within 3 days after the record date, the Firm shall provide these tapes to KSvC. KSvC will provide reasonable notice to the Firm of the record date. If the tapes provided by the Firm are not adequate, the Firm agrees that it will cooperate fully in order to provide adequate tapes.

         9. The Firm will not maintain or issue share certificates of the Fund and will not perform services pursuant to this Agreement for shareholders of the Fund who request certificates be issued on their account.

         10. KSvC represents and warrants that it will not use any information relating to Client-shareholders received pursuant to this Agreement to solicit or otherwise attempt to sell products to Client-shareholders.

         11. As compensation for the Firm's services hereunder, KSvC shall pay to the Firm such amounts as may from time to time be agreed upon in writing by the parties. The initial terms, conditions and amounts of such payments are set forth in the exhibit or exhibits attached hereto. Except as otherwise





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agreed in writing with KSvC with respect to specific expenditures by the Firm, the Firm shall be solely responsible for all costs and expenses of providing services under this Agreement and in complying with the terms hereof and the aforesaid compensation shall be in full payment thereof.

         12. With regard to all the services provided to its Client-shareholders by the Firm, the Firm is an independent contractor, is solely responsible for its actions or inactions, and is not and does not have authority to act as, an agent of KSvC or the Fund. The Firm is solely responsible to its Client-shareholders and agrees that at all times, including after termination of this Agreement, it will be responsible for all complaints and inquiries from its Client-shareholders relating to the Firm's actions or inactions under this Agreement or relating to the Client-shareholders' accounts during the period in which this Agreement was in effect. The Firm agrees to indemnify KSvC, the Fund, the Fund's transfer agent, and Kemper Financial Services, Inc. and to defend and hold each of them harmless with respect to any and all loss, claim, demand, damage or liability to which any of them may by or may become subject as a result or arising out of any act or failure to act the Firm or by any officer, employee or agent of the Firm or as a result or arising out of the services provided or to be provided by the Firm to its Client-shareholders under this Agreement. The Firm shall also indemnify KSvC, the Fund, the Fund's transfer agent and Kemper Financial Services, Inc. for reasonable attorney's fees and other out-of-pocket costs incurred as a result of any such loss, claim, demand, damage or liability. To the extent necessary to protect KSvC, the Fund, the Fund's transfer agent and Kemper Financial Services, Inc., and with their consent, the Firm shall provide for an appropriate defense against any such loss, claim, demand, damage or liability. The indemnification provision set forth in this Paragraph shall not extend to any loss, claim, demand or liability arising from a material error or omission contained in the Fund's prospectus, provided that the error or omission was not a result of information provided by the Firm. This Paragraph shall survive the termination of this Agreement.

         13. The Firm represents and warrants that it has and will maintain adequate insurance coverage





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as is appropriate for the Firm's duties under this Agreement.

         14. The Firm represents and warrants that it will comply with and has and will continue to have adequate personnel and systems to comply with any applicable laws, rules and regulations related to the services to be provided under this Agreement, including the maintenance and preservation of all records and registrations required by any applicable laws, rules and regulations.

         15. Upon termination of this Agreement, the Firm shall provide KSvC with the historical Client-shareholder records. The Firm shall, at the Firm's expense, take all necessary steps to provide KSvC the historical Client-shareholder records and a computer tape compatible with KSvC's computer equipment and software reflecting all those records, and the Firm shall be responsible and liable for any loss, claim, demand, damage or liability relating to its failure to comply with this provision, relating to any discrepancies or inaccuracies in the data provided, or relating to any, expense incurred in incorporating those records.

         16. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois. This Agreement may not be assigned by the Firm.

         17. This Agreement may be terminated by any party upon thirty (30) days notice to either party. The Fund may direct that this Agreement be automatically terminated.

         18. Whenever notice is required under this Agreement, it shall be given in writing by registered mail to KSvC at 120 S. LaSalle Street, Chicago, Illinois, 60603, attention, Mr. Robert Jackson, President; and to the Firm at 500 Quorum #620, Dallas TX 75240, attention, C. Dewey Elliott, Jr., President.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written by their respective officers hereunto duly authorized.





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                                      KEMPER SERVICE COMPANY

                                      By: /s/ [ILLEGIBLE]
                                         ---------------------------------------
                                      Title:
                                            ------------------------------------


                                      THE FIRM

                                      By: /s/ [ILLEGIBLE]
                                         ---------------------------------------
                                      Title: President
                                            ------------------------------------





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                                                                  Exhibit 1 of 1

FUND: Cash Account Trust

                                  FEE SCHEDULE

         Pursuant to paragraph 11 of the Omnibus Account Services Agreement to which this exhibit is attached and made a part of, KSvC shall pay to the Firm, at the end of each calendar month, a fee computed at an annual rate of.15 of 1% of the average daily net asset value of Fund shares in accounts in the Fund's Money Market Portfolio for which the Firm provides services under the Agreement and.10 of 1% of the average daily net asset value of shares of the Fund's Government Securities Portfolio and Tax-Exempt Portfolio for which the Firm provides services under the Agreement. For the month in which the Agreement becomes effective or terminates, there shall be an appropriate proration of fees based upon the number of days that the Agreement is in effect during the month.